SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

CHARLES RIVER ASSOCIATES INCORPORATED

(Name of Registrant as Specified in Its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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Explanatory Note

We are filing this revised definitive proxy statement for the sole purpose of including the Schedule 14A facing page and a copy of our proxy card. These items were inadvertently deleted by our financial printer from the definitive proxy materials we filed on March 28, 2005. This revised definitive proxy statement is in all other respects identical to the definitive proxy statement we filed on March 28, 2005.



CHARLES RIVER ASSOCIATES INCORPORATED

Notice of Annual Meeting of Stockholders
to be held on May 6, 2005

Charles River Associates Incorporated hereby gives notice that it will hold its annual meeting of stockholders at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts on Friday, May 6, 2005, beginning at 10:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of three Class I directors;

2. To approve an amendment to our Articles of Organization to change our name to CRA International, Inc.; and

3. To transact such further business as may properly come before the annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 7, 2005, as the record date for the determination of the stockholders entitled to receive notice of, and to vote at, the annual meeting and any adjournment thereof. Only stockholders of record on March 7, 2005, are entitled to receive notice of, and to vote at, the annual meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum

Peter M. Rosenblum
Secretary

Boston, Massachusetts
March 28, 2005

YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the annual meeting.**

CHARLES RIVER ASSOCIATES INCORPORATED
200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

to be held on May 6, 2005

This proxy statement relates to the 2005 annual meeting of stockholders of Charles River Associates Incorporated. The annual meeting will take place as follows:

Date:	May 6, 2005
Time:	10:00 A.M.
Place:	Foley Hoag LLP
	155 Seaport Boulevard
	Boston, Massachusetts

Our board of directors is soliciting proxies for the annual meeting and any and all adjournments of the annual meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to stockholders on or about March 31, 2005.

PROXY STATEMENT
TABLE OF CONTENTS

ANNUAL MEETING OF STOCKHOLDERS

Purpose of the annual meeting

At the annual meeting, we will submit the following proposal to the stockholders:

Proposal One: To elect three Class I directors to a three-year term; and

Proposal Two: To approve an amendment to our Articles of Organization to change our name to CRA International, Inc.

Our board of directors does not intend to present to the annual meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to stockholders, of any other business that properly may be presented for action at the annual meeting. If any other business should come before the annual meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 7, 2005, as the record date for the annual meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting. At the close of business on the record date, there were issued and outstanding 9,982,778 shares of our common stock. Each share of common stock outstanding on the record date will be entitled to cast one vote. A list of the stockholders entitled to notice of the 2005 Annual Meeting is available for inspection by any stockholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the annual meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the annual meeting for purposes of determining the existence of a quorum at the annual meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the annual meeting. A "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the annual meeting will be necessary to elect the three Class I directors to a three-year term. Abstentions and broker "non-votes" will not be included in calculating the number of votes cast on the proposal.

A vote of the majority of shares of common stock outstanding on the record date will be necessary to amend our Articles of Organization to change our name to CRA International, Inc. Abstentions and broker "non-votes" will not be included in calculating the number of votes cast on the proposal.

Each share of common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, EquiServe, will tabulate the votes at the annual meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers and employees may make special solicitations of proxies personally or by telephone, facsimile, courier or e-mail. We expect that the expense of any special solicitation will be nominal. We will pay all expenses incurred in connection with this solicitation.

PROPOSAL ONE
ELECTION OF DIRECTORS

Proposal One concerns the election of three Class I directors.

Our board of directors currently consists of nine directors and is divided into three classes. We refer to these classes as Class I, Class II and Class III. The term of one class of directors expires each year at the annual meeting of stockholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class I directors is expiring.

Accordingly, our board of directors has nominated Rowland T. Moriarty, William F. Concannon, and Steven C. Salop to serve as Class I directors for a three-year term. Our stockholders elected Drs. Moriarty and Salop and Mr. Concannon as Class I directors at our annual meeting of stockholders in April 2002, and their current terms will expire at the annual meeting.

Proxies will not be voted at the annual meeting for more than three candidates.

Drs. Moriarty and Salop and Mr. Concannon have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If any of them is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for another nominee that our board will designate at that time.

Our board of directors recommends that you vote FOR the election of Drs. Moriarty and Salop and Mr. Concannon.

PROPOSAL TWO
AMENDMENT OF ARTICLES OF ORGANIZATION TO CHANGE NAME

Proposal Two concerns the amendment to our Articles of Organization to change our corporate name from Charles River Associates Incorporated to CRA International, Inc.

Since our initial public offering in 1998, we have increased the number of our offices from three to 22, including nine international offices. We deliver our services through a global network of 22 coordinated offices located domestically in Boston and Cambridge, Massachusetts; Chicago, Illinois; New York, New York; College Station, Dallas, and Houston, Texas; Los Angeles, Oakland, and Palo Alto, California; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Washington, D.C., and internationally in Brussels, Belgium; Dubai, United Arab Emirates; London, United Kingdom; Melbourne, Canberra, and Sydney, Australia; Mexico City, Mexico; Toronto, Canada; and Wellington, New Zealand.

Outside of the Northeast U.S. and especially overseas, few are familiar with the Charles River and any cachet associated with its proximity to Cambridge/Harvard/MIT. Regardless of whether prospective clients know (or care) that our company is named after the Charles River in Boston, we have come to believe that using the name of a local river as the basis of our company name may indicate to some that CRA is a small, local firm. Further, smaller firms generally use the term "Associates." It does not typically indicate a large, well-established, international firm.

CRA International preserves most if not all of the brand equity associated with our current name and we can position the change as an evolution of the current name that reflects the company's growth and global reach. The name also provides a stronger, more logical tie-in with our existing ticker symbol (Nasdaq: CRAI) and Website address (www.crai.com). Finally, the name change is subtle enough that it is unlikely to cause significant confusion in the marketplace. Both we and our clients will continue to refer to our company colloquially as "CRA."

Accordingly, our board of directors has voted to change our corporate name from Charles River Associates Incorporated to CRA International, Inc. to reflect better our international presence and capabilities. If approved, we will effect the name change by filing Articles of Amendment to our Articles of Organization with the Secretary of State of the Commonwealth of Massachusetts.

Our board of directors recommends that you vote FOR the amendment to our Articles of Organization to change our corporate name from Charles River Associates Incorporated to CRA International, Inc.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the best practices that we believe will serve the interests of our business and stockholders, including practices mandated by the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission and the Nasdaq Stock Market. You can find our current corporate governance principles, including our code of ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at www.crai.com. The Charles River Associates Incorporated Code of Business Conduct and Ethics applies to not only our principal executive officer, principal financial officer and principal accounting officer, but also all of our other employees, executive officers, directors, and outside consultants. The Code of Business Conduct and Ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are:

- **Director and committee independence.** A majority of our directors are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has determined that our independent directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of the board, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, compensating, evaluating, and, when necessary, terminating our independent auditors. Our independent auditors report directly to our audit committee. Our board has determined that we have at least two audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than de minimus non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent auditor.

- **Committee authority.** Our audit committee, nominating and corporate governance committee, and compensation committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees, and outside consultants of concerns regarding questionable accounting, internal accounting controls, or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our current directors and executive officers:

Name	Age	Position
Rowland T. Moriarty (1)(2)(3)	58	Chairman of the board
Franklin M. Fisher	70	Vice chairman of the board
James C. Burrows (3)	61	President, chief executive officer, and director
J. Phillip Cooper	61	Chief financial officer, executive vice president, and treasurer
Robert J. Larner	63	Executive vice president
C. Christopher Maxwell	50	Executive vice president
Basil L. Anderson (1)(4)	59	Director
William F. Concannon (2)(4)	49	Director
Ronald T. Maheu (1)(3)(4)	62	Director
Nancy L. Rose (2)	46	Director
Steven C. Salop	58	Director
Carl Shapiro	50	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at the annual meeting of stockholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. Below we have identified each of our directors by class.

Directors serving a term expiring at the 2005 annual meeting (Class I directors):

Rowland T. Moriarty has served as a director since 1986 and as our chairman of the board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as our vice chairman of the board of directors. Dr. Moriarty also serves in a non-executive capacity as the chairman of the board of NeuCo, Inc., our majority-owned subsidiary. Dr. Moriarty serves in this capacity as an outside director and not as our representative; he is also a stockholder of NeuCo. Dr. Moriarty has served as chairman and chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Trammell Crow Company, and Wright Express Corp.

William F. Concannon has served as a director since June 2000. Since June 2003, Mr. Concannon has been the vice chairman of Trammell Crow Company, a diversified commercial real estate firm, where he has been a director since 1991. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has been president and chief executive officer of Trammell Crow Corporate Services, a real estate company, since July 1991. Mr. Concannon received his B.S. in accounting from Providence College in 1977. Mr. Concannon is also a director of FPDSavills, a real estate company based in the United Kingdom.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Economics Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Directors serving a term expiring at the 2006 annual meeting (Class II directors):

Basil L. Anderson has served as a director since January 2004. Mr. Anderson has been employed as a vice chairman of the board of directors of Staples, Inc. since September 2001. From April 1996 to April 2000, Mr. Anderson served as executive vice president and chief financial officer of Campbell Soup Company. Prior to joining Campbell Soup, Mr. Anderson had a 20-year career with Scott Paper Company, where he served most recently as vice president and chief financial officer from February 1993 to December 1995 and as treasurer from 1985 to February 1993. Mr. Anderson holds an M.B.A. from the University of Chicago and an M.S. from the University of Illinois. Mr. Anderson is a director of Becton Dickenson & Co., Hasbro, Inc., Moody's Corporation and also serves on the board of trustees of the University of Chicago Graduate School of Business.

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Enterasys Networks, Inc. and Wright Express Corporation.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been director of the National Bureau of Economic Research research program in industrial organization since 1991. Dr. Rose was a George and Karen McCown Distinguished Visiting Scholar at the Hoover Institution from August 2000 through June 2001, and a fellow of the Center for Advanced Study from August 1993 through June 1994. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc. and a trustee of Sentinel Pennsylvania Tax-Free Trust.

Directors serving a term expiring at the 2007 annual meeting (Class III directors)

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as our vice chairman of the board of directors. From April 1997 until May 2002, Dr. Fisher served as our chairman of the board of directors. Dr. Fisher has been professor of economics at the Massachusetts Institute of Technology since 1965, emeritus since July 2004, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Dr. Burrows is also a director of NeuCo. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been a professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm that we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Our executive officers who are not also directors are listed below:

J. Phillip Cooper has served as our chief financial officer and treasurer since January 2003 and as our executive vice president since February 2001. Dr. Cooper previously served as our interim chief financial officer from October 2002 to January 2003 and as our vice president of corporate development from May 2000 to February 2001. From November 1995 to May 2000, Dr. Cooper served as president of Kona Bay Associates, a consulting company. From August 1999 to May 2000, Dr. Cooper also served as chief executive officer of e-VIP, Inc., a boutique investment banking company. Dr. Cooper received his Ph.D. in economics and finance from the Massachusetts Institute of Technology in 1972.

Robert J. Larner has served as our executive vice president and directed our legal and regulatory consulting practice since February 2001. Dr. Larner served as a vice president from December 1979 to February 2001. Dr. Larner also served as a director from April 1981 to March 1982 and from April 1988 to March 1989. Dr. Larner received his Ph.D. in economics from the University of Wisconsin in 1968.

C. Christopher Maxwell has been our executive vice president since February 2001, serving as our director of research. Dr. Maxwell previously served as a vice president from April 1992 to February 2001. Dr. Maxwell received his Ph.D. in economics from Harvard University in 1983.

Board and committee meetings

During the fiscal year ended November 27, 2004, our board of directors met ten times and acted by unanimous written consent three times. During fiscal 2004, each incumbent director attended at least 75% of the total number of meetings held by the board and the committees of the board on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of stockholders. Last year, five of the nine individuals then serving as directors attended the annual meeting in person or by telephone conference.

Our board of directors has four standing committees: the audit committee, the nominating and corporate governance committee, the compensation committee, and the executive committee. All of the members of the audit committee, the nominating and corporate governance committee, and the compensation committee are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has adopted charters for each of these committees, which we have made available through the Investor Relations page of our website at www.crai.com. The audit committee, the nominating and corporate governance committee, and the compensation committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The membership of each committee of our board is as follows:

Audit committee:	**Compensation committee:**
Ronald T. Maheu (Chair)	William F. Concannon (Chair)
Basil L. Anderson	Rowland T. Moriarty
William F. Concannon	Nancy L. Rose
Nominating and corporate governance committee:	**Executive committee:**
Rowland T. Moriarty (Chair)	Rowland T. Moriarty (Chair)
Basil L. Anderson	James C. Burrows
Ronald T. Maheu	Ronald T. Maheu

Audit committee

Our audit committee is currently composed of Messrs. Anderson, Concannon and Maheu. Our audit committee provides the opportunity for direct contact between our independent auditors and members of the board of directors; the auditors report directly to the committee. The committee assists the board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor's qualifications and independence; and the performance of our independent auditors. The committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent auditors. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. Our board has determined that Ronald T. Maheu and Basil L. Anderson are each audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee met fifteen times during fiscal 2004.

Nominating and corporate governance committee

We have had a governance committee since before our public offering in 1998, and we recently renamed it the nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Dr. Moriarty and Messrs. Anderson and Maheu. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director, membership on the committees of our board, and succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices to recommend to our board and to assist our board in complying with those practices. Our nominating and corporate governance committee met three times during fiscal 2004.

Compensation committee

The compensation committee's responsibilities include providing recommendations to our board regarding the compensation levels of directors, approving, or recommending for approval by our board, the compensation levels of executive officers, providing recommendations to our board regarding compensation programs, administering our employee benefit plans, including all incentive compensation plans and equity-based plans, authorizing grants under our stock option plans, and authorizing other equity compensation arrangements. Our compensation committee met seven times and acted by unanimous written consent eight times during fiscal 2004.

Compensation committee interlocks and insider participation

Our compensation committee is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Dr. Moriarty serves in a non-executive capacity as the chairman of the board of NeuCo, Inc., our majority-owned subsidiary. Dr. Moriarty serves in this capacity as an outside director and not as our representative; he is also a stockholder of NeuCo. For information concerning a stock restriction agreement to which Dr. Moriarty is a party, see "Transactions with Related Parties."

Executive committee

Our executive committee, currently composed of Drs. Moriarty and Burrows and Mr. Maheu, has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. It is intended that our executive committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee met six times during fiscal 2004.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our board members and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board. The committee often solicits the opinions of third parties with whom the potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidate or candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of the board, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience and background complement or duplicate those of our existing directors. Among the qualities or skills that the committee believes to be necessary for one or more members of the board to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to each director's prior contributions to the board. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications rather than to specify minimum qualifications that each candidate must possess. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee will consider director candidates recommended by stockholders and uses the same process to evaluate candidates regardless of whether the candidates were recommended by stockholders, directors, management or others. The committee has not adopted any particular method that stockholders must follow to make a recommendation. We suggest that stockholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the candidate, his or her work experience, his or her qualifications for director, and his or her references as will enable the committee to evaluate the candidacy properly. We also suggest that stockholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement so as to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind stockholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which we discuss elsewhere in this proxy statement.

Communications with our board of directors

Our board has established the following process for stockholders to communicate with the board, and this process has been approved by a majority of our independent directors. Stockholders wishing to communicate with our board should send correspondence to the attention of Rowland T. Moriarty, Chairman of the Board, Charles River Associates Incorporated, 200 Clarendon Street, T-33, Boston, Massachusetts 02116, and should include with the correspondence evidence that the sender of the communication is one of our stockholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the stockholder and the number of shares held. Our chairman will review all correspondence confirmed to be from stockholders and decide whether or not to forward the correspondence or a summary of the correspondence to the board or a committee of the board. Accordingly, our chairman will review all stockholder correspondence, but the decision to relay that correspondence to the board or a committee will rest entirely within his discretion.

Our board believes that this process will suffice to handle the relatively low volume of communications we have historically received from our stockholders. If the volume of communications increases such that this process becomes burdensome to our chairman, our board may elect to adopt more elaborate screening procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors an annual fee of $20,000 for their services as directors, plus $2,400 for each regular board meeting attended and $1,000 for each special board meeting attended. We pay an annual fee of $20,000 to the chairs of the Audit Committee and the Compensation Committee, $12,000 to the chairs of the Executive Committee and the Nominating and Corporate Governance Committee, and $5,000 to each non-employee director who serves as a member of any committee. We pay all non-employee committee members $2,000 for each committee meeting attended. Dr. Moriarty also receives an annual fee of $150,000, as well as office space and support services, for his services as chairman of the board. Directors who are employees do not receive separate fees for their services as directors. See "Transactions with Related Parties—Payments to directors" for information concerning consulting fees we paid to some of our directors for their services as outside experts.

Under our 1998 Incentive and Nonqualified Stock Option Plan, each outside director who is re-elected as one of our directors or whose term continues after the annual meeting of stockholders will on the date of the annual meeting receive a nonqualified option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date. Each option will vest in full on the first anniversary of the date of grant and will have a term of ten years. Each person who is first elected an outside director will receive on the date of his or her election a nonqualified option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date. Each option will vest in three equal annual installments, commencing on the first anniversary of the date of grant, and will have a term of ten years. Under the terms of the stock option plan, an outside director is a director who is not an employee of our firm or any parent or subsidiary of our firm and is not a consultant who provides economic consulting services to or with our firm or any parent or subsidiary of our firm. Currently, our outside directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu.

In accordance with the terms of our stock option plan, in connection with our annual meeting of stockholders in April 2004, each of Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu received a nonqualified option to purchase 5,000 shares of common stock at an exercise price of $29.07 per share. Upon the election of Mr. Anderson as a director in January 2004, he received a nonqualified option to purchase 10,000 shares of common stock at an exercise price of $34.21 per share. Upon the election of Dr. Rose as a director in March 2004, she received a nonqualified option to purchase 10,000 shares of common stock at an exercise price of $31.63 per share.

Dr. Moriarty receives $20,000 per year from NeuCo, Inc., our majority-owned subsidiary, for his service as an outside director of NeuCo, which is the same compensation received by NeuCo's other outside directors. In addition, NeuCo pays Dr. Moriarty $60,000 per year for his service as the chairman of its board, which is a non-executive position. Dr. Moriarty serves in this capacity as an outside director and not as our representative. In 2004, Dr. Moriarty was granted options to purchase 66,667 shares of common stock of NeuCo.

Executive compensation

Compensation summary. The following table provides summary information concerning the compensation earned by our chief executive officer and other executive officers for services rendered in all capacities for the fiscal years ended November 30, 2002, November 29, 2003, and November 27, 2004.

Except with respect to Dr. Cooper for fiscal 2002 and fiscal 2003, other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of those perquisites and other personal benefits was less than $50,000 and constituted less than ten percent of the executive officers' respective total annual salary and bonus. Other annual compensation reported for Dr. Cooper includes loan forgiveness of $37,333 in fiscal 2002 and $35,333 in fiscal 2003, related to a $100,000 loan we made in May 2000 to Dr. Cooper at an interest rate of 6% per year. We agreed to forgive one third of the principal and all accrued interest on each of the first three anniversaries of Dr. Cooper's employment. As a result, the final one third of the principal and all accrued interest were forgiven in May 2003.

The column entitled "securities underlying options" represents shares of common stock issuable upon exercise of stock options granted under our stock option plan. The column entitled "all other compensation" represents our contributions to our savings and retirement plan of $6,800 in fiscal 2002, $10,000 in fiscal 2003, and $10,000 in fiscal 2004 on behalf of each executive officer, as well as premiums we paid for term life insurance for the benefit of the executive officers.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities underlying options (#)	All other compensation ($)
		Annual compensation			**Long-term Compensation Awards**	
James C. Burrows	2004	$450,025	$725,000	—	30,000	$11,917
President and chief executive	2003	410,577	675,000	—	25,000	13,200
officer	2002	350,000	300,000	—	10,000	9,230
J. Phillip Cooper	2004	265,385	500,000	—	15,000	10,780
Chief financial officer, executive	2003	242,788	495,000	$39,728	7,500	10,780
vice president, and treasurer	2002	225,000	260,000	41,593	7,500	7,640
Robert J. Larner	2004	265,385	230,000	—	10,000	12,284
Executive vice president	2003	254,807	240,000	—	6,500	13,830
	2002	226,000	125,000	—	4,520	9,703
C. Christopher Maxwell	2004	250,000	200,000	—	10,000	10,975
Executive vice president	2003	254,807	158,300	—	20,000	11,765
	2002	229,808	266,400	—	4,700	8,565

Option grants in last fiscal year.   The following table provides information concerning stock options granted to the executive officers named in the summary compensation table.

In fiscal 2004, we granted to our employees options to purchase an aggregate of 1,089,170 shares of common stock under our stock option plans. In accordance with our stock option plans, all options were granted with an exercise price equal to fair market value as determined by our board of directors on the date of grant.

Amounts reported in the last two columns represent hypothetical values that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compounded rates of appreciation of the price of our common stock over the term of the options. These numbers are calculated based on the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings depend on the timing of the exercise of the option and the sale of the common stock, as well as the future performance of the common stock. The rates of appreciation assumed in this table may not be achieved and the officers may never receive the amounts reflected. This table does not take into account any change in the price of the common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

Option Grants in Last Fiscal Year

| | Individual grants | | | | Potential realizable value at assumed annual rate of stock price appreciation for option term | |
Name	Number of securities underlying options granted (#)(1)	Percent of total options granted to employees in fiscal year	Exercise price ($/share)	Expiration date	5% ($)	10% ($)
James C. Burrows	30,000	2.8%	32.26	May 10, 2014	608,664	1,542,424
J. Phillip Cooper	15,000	1.4%	32.26	May 10, 2014	304,322	771,212
Robert J. Larner	10,000	0.9%	32.26	May 10, 2014	202,881	514,141
C. Christopher Maxwell	10,000	0.9%	32.26	May 10, 2014	202,881	514,141

(1) Represents shares of common stock issuable upon exercise of incentive and nonqualified options granted under our stock option plan. The options were granted on May 10, 2004 and are exercisable on or after November 25, 2005.

Aggregate option exercises and fiscal year-end option values. The following table provides information concerning stock options exercised during fiscal 2004 and stock options held at November 27, 2004 by the executive officers named in the summary compensation table. The stock options attributed to Dr. Cooper include 26,250 stock options held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family.

The value realized upon the exercise of options is based on the last sale prices of the common stock on the respective dates of exercise, as reported by the Nasdaq National Market, less the applicable option exercise prices. The value of unexercised in-the-money options at fiscal year-end is based on $43.18 per share, the last sale price of our common stock on November 26, 2004, as reported on the Nasdaq National Market. Actual gains, if any, will depend on the value of the common stock on the date of the sale of the shares.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| | Shares acquired on exercise (#) | Value realized ($) | Number of securities underlying unexercised options at fiscal year-end | | Value of unexercised in-the-money options at fiscal year-end ($) | |
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James C. Burrows	—	—	39,500	48,750	933,860	709,538
J. Phillip Cooper	—	—	19,375	21,875	600,524	318,794
Robert J. Larner	—	—	4,125	16,125	114,129	248,916
C. Christopher Maxwell	7,500	160,020	—	25,000	—	414,750

Equity compensation plans

The following table provides information as of November 27, 2004 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plans approved by our stockholders are our 1998 incentive and nonqualified stock option plan and our 1998 employee stock purchase plan. Our board of directors adopted our 2004 nonqualified inducement stock option plan to facilitate the granting of stock options as an inducement to new employees.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders....................	1,965,616	23.23	369,223(1)
Equity compensation plans not approved by stockholders	315,920	32.09	184,080
Total.........................	2,281,536	24.46	553,303(1)

(1) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan. In addition, our 1998 incentive and nonqualified stock option plan contains a provision that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year. In accordance with this provision, on November 28, 2004 the maximum number of shares issuable under our stock option plan was increased by 396,936.

Agreements with executive officers

In May 2000, we entered into a letter agreement with Dr. Cooper. The agreement provides that, if we terminate Dr. Cooper's employment not-for-fault before age 65 or if his employment is terminated as a result of a change of control, including any resignation after a change of control, we will pay Dr. Cooper a lump sum equal to the greater of $100,000 or our normal termination pay for someone of his seniority and tenure. In the event of such termination, we also agreed to accelerate the vesting of his options by one year and continue his employee benefits for one year.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee established by our board of directors is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Our board of directors adopted a charter for the compensation committee in January 2004, and a copy of the charter is available through the Investor Relations page of our website at www.crai.com. Under the charter, the compensation committee is responsible for recommending to the board the compensation philosophy and policies that we should follow, particularly with respect to the compensation of the members of our senior management. The committee is responsible for reviewing and approving, or recommending for approval by the board, the compensation of our executive officers, including our chief executive officer. In addition, the board has delegated to the committee the authority to administer, review and make recommendations with respect to our employee benefit plans, including our incentive compensation plans and our equity-based plans.

The following report is made by Mr. Concannon and Drs. Moriarty and Rose, as the members of the compensation committee during fiscal 2004, and summarizes our executive officer compensation policies for fiscal 2004.

Compensation committee report on executive compensation

Compensation objectives.   The objectives of our senior management compensation program are to align compensation with our business objectives, individual performance and the interests of our stockholders; motivate and reward high levels of performance; recognize and reward the achievement of firm-wide or departmental goals; and enable our firm to attract, retain and reward members of senior management who contribute to the long-term success of our firm.

To achieve those objectives, the compensation committee strives to make decisions concerning executive compensation that:

- establish incentives that will link executive officer compensation to our firm's financial performance and that will motivate executives to attain our firm's annual financial targets; and

- provide a total compensation package that is competitive among companies offering consulting services.

The Securities and Exchange Commission requires that this report comment upon the compensation committee's policy with respect to Section 162(m) of the Internal Revenue Code, which limits our firm's tax deduction for compensation in excess of $1.0 million paid to our firm's chief executive officer and our firm's four other most highly compensated executive officers at the end of any fiscal year unless the compensation qualifies as "performance-based compensation." The compensation committee's policy with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by our firm while simultaneously providing executive officers of our firm with appropriate rewards for their performance.

Executive compensation programs.   Our firm's compensation package consists of three principal components:

- salary;

- discretionary bonuses; and

- where appropriate to provide longer-term incentive to executive officers, stock options.

Our firm's executive officers are also eligible to participate in other employee benefit plans, including health, life insurance and medical reimbursement plans and a 401(k) retirement plan, on substantially the same terms as other vice presidents who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under these plans.

In setting salaries for our firm's executive officers for fiscal 2004, we considered the salaries we paid our executive officers in fiscal 2003. We considered information available to us regarding the salaries and overall compensation paid to persons having comparable responsibilities at other consulting firms with which our firm competes. We evaluated the experience, talents and capabilities of our executive officers relative to their peers at competing firms, and attempted to establish salaries that our executive officers would find attractive.

Our firm's executive officer compensation policy emphasizes bonuses and stock options which align the interests of management with the stockholders' interest in the financial performance of our firm for the fiscal year and the longer term. We determine each executive officer's annual bonus based on our overall assessment of his contribution to our growth and profitability for the past fiscal year. In setting each officer's bonus, we give particular consideration to business generation and the number of billable hours worked, but we also consider the officer's contribution to practice development, client management, project management, contribution to corporate resource allocation, contribution to staff development, participation in senior recruiting and corporate administrative responsibilities. We considered these factors in determining the final bonus amounts paid to our executive officers in fiscal 2004. Our determinations were based in large measure on our own judgments; while some of the factors we consider are quantifiable, in our view many less quantifiable factors are equally important and deserve considerable weight.

During fiscal 2004, our approach to executive officer compensation included grants of stock options. See "Option grants in last fiscal year." We recommended to our board of directors that it grant stock options to all of our executive officers, including our chief executive officer. We made these recommendations during the process of deciding upon final cash bonuses for fiscal 2003, and we considered many of the same factors that we used to determine the executive officers' bonuses for fiscal 2003. The compensation committee continues to believe that stock options provide a significant incentive to executive officers to remain with our firm and create long-term value for its stockholders. In determining the size of the stock option grants recommended for these executive officers, we emphasized the seniority and responsibilities of the executives, the practice of certain peers with respect to option grants, the performance of the executives, and the number and exercise price of any stock options previously granted to them.

Chief executive officer compensation. Consistent with our compensation policies for our other executive officers, our approach to the chief executive officer's compensation package in fiscal 2004 was to be competitive with comparable companies offering consulting services and to tie a large percentage of the chief executive officer's eligible compensation to our firm's performance. We believe that this approach provides additional incentive to the chief executive officer to achieve our firm's performance goals and enhance stockholder value.

Salary for our firm's chief executive officer was designed to give him assurance of a base level of compensation commensurate with his position and duration of employment with our firm and to be competitive with salaries for officers holding comparable positions with companies offering consulting services. In May 2003, we increased the base salary of our chief executive officer to $450,000. We kept his base salary at $450,000 for fiscal 2004.

This year we have awarded our chief executive officer a bonus of $725,000. In establishing this bonus amount, we have again given primary consideration to our judgment regarding the chief executive officer's relative contribution to the increases in our revenues and net income in fiscal 2004, as well as his leadership role in completing three acquisitions during the year, which increased the size and geographic scope of our firm. We considered his role in helping to integrate successfully these acquisitions, particularly the integration of InteCap, which we acquired in April 2004. We also gave consideration to our chief executive officer's contributions to our issuance of $90 million of convertible senior subordinated debentures in fiscal 2004, which has increased our firm's financial flexibility to pursue strategic growth opportunities in the future.

The compensation committee

William F. Concannon, Chair
Rowland T. Moriarty
Nancy L. Rose

Performance graph

The following graph compares the performance of our cumulative stockholder return with that of the Nasdaq Stock Market Index for U.S. Companies, a broad market index, and a peer group of companies selected on a line-of-business basis. The peer group consists of DiamondCluster International, Inc., Exponent, Inc., LECG Corporation, and Navigant Consulting, Inc. The addition of LECG Corporation represents a change from the peer group we used in the proxy statement for our 2004 annual meeting. We believe that adding LECG Corporation makes the new peer group a more relevant comparison to our business model and industry than the former peer group. The cumulative stockholder returns for shares of our common stock and for the market index and the peer group indices are calculated assuming $100 was invested on November 27, 1999. We paid no cash dividends during the period shown. The performance of the market index and the peer group indices is shown on a total return (dividends reinvested) basis. The inclusion of LECG Corporation in the peer group begins with the date of its initial public offering on November 14, 2003.



	Value of investment($)					
	11/27/99	11/25/00	11/24/01	11/30/02	11/29/03	11/27/04
Charles River Associates	100.00	34.00	62.69	50.18	104.80	138.18
Nasdaq Stock Market (U.S.)	100.00	67.25	47.91	32.79	40.17	42.47
Peer Group	100.00	56.82	29.36	23.19	63.63	75.89
Former Peer Group	100.00	56.82	29.36	23.19	63.63	82.29

TRANSACTIONS WITH RELATED PARTIES

Stock restriction agreement

In general, each person who held our common stock before our initial public offering, or IPO, in 1998 is subject to a stock restriction agreement with us. In some cases, these persons have, with our consent, transferred shares of this pre-IPO stock to family members and others. In general, these transferees are subject to the same terms and conditions of the stock restriction agreement as the transferors and are considered to have the status of pre-IPO stockholders for purposes of the agreement.

The stock restriction agreement prohibits each pre-IPO stockholder from selling or otherwise transferring certain shares of our common stock held immediately before the IPO during the time periods specified in the agreement. Under the stock restriction agreement, a pre-IPO stockholder generally can not sell more than 50% of the stockholder's pre-IPO stock until April 24, 2004 and thereafter will generally be able to sell an additional 20% of such pre-IPO stock. In addition, before April 24, 2004, a pre-IPO stockholder may not sell other shares of our common stock held by that stockholder on February 28, 2003 or other shares of our common stock acquired before April 24, 2004. However, shares of our common stock that are or were purchased by the pre-IPO stockholder in the open market are not subject to this restriction.

On or after April 24, 2005, each pre-IPO stockholder may generally sell an amount equal to the greater of 20% of the stockholder's pre-IPO stock or two-thirds of the pre-IPO stock held by the stockholder on April 24, 2005. On and after April 24, 2007, each pre-IPO stockholder may sell all of the stockholder's remaining shares of pre-IPO stock.

Our board of directors waived the restrictions of the stock restriction agreement to the extent that those restrictions prohibited our pre-IPO stockholders from selling any of the shares sold in the public offering we closed in August 2003. This waiver did not apply to, and the selling stockholders did not sell, any shares whose transfer is restricted until April 24, 2005, or later.

Upon the death or retirement for disability of any pre-IPO stockholder in accordance with our policies, the foregoing restrictions terminate with respect to the stockholder's pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

We have the right to repurchase a portion of the pre-IPO stock held by a pre-IPO stockholder who leaves us for reasons other than death or retirement for disability in accordance with our policies. If such a departure occurs before April 24, 2005, we have the right to repurchase up to 30% of the stockholder's pre-IPO stock. If such a departure occurs on or after April 24, 2005, we have the right to repurchase all of the pre-IPO stock that the stockholder did not already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO stockholders who retire after April 24, 2003), or, if the pre-IPO stockholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

Payments to directors

We have made payments to Drs. Fisher, Salop and Shapiro, all of whom are our directors, for their services as outside experts, including payments for consulting services to clients and for the generation of engagements for us. In fiscal 2004 and fiscal 2005 (through February 18, 2005, the end of our first quarter of fiscal 2005), we paid Dr. Fisher an aggregate of approximately $1.4 million. In fiscal 2004 and fiscal 2005 (through February 18, 2005), we paid Dr. Salop an aggregate of approximately $2.3 million. In fiscal 2004 and fiscal 2005 (through February 18, 2005), we paid Dr. Shapiro an aggregate of approximately $1.9 million. We have accrued additional payments that will be made to each of Drs. Fisher, Salop and Shapiro for consulting services they have performed and business engagements they have generated through February 18, 2005, in approximate amounts of $0.5 million, $0.8 million, and $0.3 million, respectively. These amounts include payments made to companies wholly owned by each of the directors.

Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, in December 2004 we paid Dr. Shapiro a performance bonus of $80,783. Dr. Shapiro is eligible for future annual bonus payments through fiscal year 2013. The eligible bonus amount for fiscal 2005 is $90,477 and will continue to increase by 12% each year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 7, 2005, there were issued and outstanding 9,982,778 shares of our common stock entitled to cast 9,982,778 votes. On March 7, 2005, the closing price of the common stock as reported on the Nasdaq National Market was $43.09 per share.

Principal stockholders

The following table provides information regarding the beneficial ownership of our common stock as of March 7, 2005 by:

- each person known by us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each executive officer named in the summary compensation table; and

- all of our current directors and executive officers as a group.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the "Right to acquire" column consist of shares that may be purchased through the exercise of options that vest within 60 days of March 7, 2005.

| Name | Shares beneficially owned | | | |
	Outstanding	Right to acquire	Total	Percent
Westcap Investors, LLC (1)	937,705		937,705	9.4%
Wasatch Advisors, Inc. (2)	619,182	—	619,182	6.2%
AXA Financial, Inc. (3)	408,707	—	408,707	4.1%
James C. Burrows (4)	276,531	39,500	316,031	3.2%
Franklin M. Fisher	182,080	—	182,080	1.8%
Steven C. Salop (5)	180,500	—	180,500	1.8%
Rowland T. Moriarty (6)	124,228	30,000	154,228	1.5%
Carl Shapiro	47,690	16,400	64,090	*
Christopher Maxwell	31,200	—	31,200	*
Robert J. Larner	26,910	5,375	32,285	*
J. Phillip Cooper (7)	—	20,625	20,625	*
William F. Concannon	—	30,000	30,000	*
Ronald T. Maheu	—	13,333	13,333	*
Basil L. Anderson	1,000	8,333	9,333	*
Nancy L. Rose	—	8,333	8,333	*
All current directors and executive officers as a group (twelve persons)	870,139	171,899	1,042,038	10.3%

* Less than one percent.

(1) The number of shares beneficially held by Westcap Investors, LLC is based solely on information in a Schedule 13G filed on February 7, 2005 by Westcap Investors, LLC. Westcap Investors, LLC reported solely voting power over 786,197 shares and sole dispositive power over 937,705 shares. The address for Westcap Investors, LLC is 1111 Santa Monica Blvd., Ste. 820, Los Angeles, CA 90025.

(2) The number of shares beneficially held by Wasatch Advisors, Inc. is based solely on information in an amended Schedule 13G filed on February 14, 2005 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(3) The number of shares beneficially held by AXA Financial, Inc. is based solely on information in an amended Schedule 13G filed on February 14, 2005 by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA. Each of these persons reported sole voting power over 363,977 shares and sole dispositive power over 408,707 shares. The address for AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104. The address for AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 370, rue Saint Honore, 75001 Paris, France. The address for AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris, France. The address for AXA is 25, avenue Matignon, 75008 Paris, France.

(4) Includes 39,000 shares held in trust for the benefit of certain members of Dr. Burrows' immediate family.

(5) Includes 56,160 shares held by Dr. Salop's wife as trustee of two trusts for the benefit of certain members of Dr. Salop's immediate family.

(6) Includes 29,906 shares held by Dr. Moriarty's wife as trustee of a trust for the benefit of certain members of Dr. Moriarty's immediate family.

(7) Represents stock options held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these stock options.

REPORT OF THE AUDIT COMMITTEE

The board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, its system of internal controls and the independence and performance of its internal and independent auditors. The audit committee also selects our independent auditors. The audit committee is governed by a written charter adopted by the board of directors. A copy of the audit committee charter is available through the Investor Relations page of our website at www.crai.com.

The audit committee currently consists of three non-employee directors. Each member of the audit committee is "independent" within the meaning of the Nasdaq Stock Market's marketplace rules.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing, including with respect to auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent auditors.

In fulfilling our oversight responsibilities, we discussed with representatives of Ernst & Young, our firm's independent auditors for fiscal 2004, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2004. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2004 with management and the independent auditors.

In addition, during the course of fiscal 2004, our management completed the documentation, testing, and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to management during the process. In connection with this oversight, we received periodic updates provided by management and Ernst & Young at each scheduled audit committee meeting; as well as at a number of special meetings to review our progress. At the conclusion of the process, management provided us with and we reviewed a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of management contained in our firm's Annual Report on Form 10-K for the fiscal year ended November 27, 2004 filed with the SEC, as well as Ernst & Young's Report of Independent Registered Public Accounting Firm included in our firm's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2005.

We discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters required to be discussed with audit committees under generally accepted auditing standards.

In addition, we received from the independent auditors a letter containing the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and discussed the disclosures with them, as well as other matters relevant to their independence from management and our firm. In evaluating the independence of our auditors, we considered whether the services they provided to our firm beyond their audit and review of our consolidated financial statements were compatible with maintaining their independence. We also considered the amount of fees they received for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the audit committee charter, we recommended to the board of directors that our firm's audited consolidated financial statements for fiscal 2004 be included in our firm's annual report on Form 10-K. We also reappointed Ernst & Young as our firm's independent auditors for fiscal 2005.

The audit committee

Ronald T. Maheu, Chairman
Basil L. Anderson
William F. Concannon

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee has reappointed Ernst & Young LLP as our independent accountants to audit our consolidated financial statements for the fiscal year ending November 26, 2005. We expect that representatives of Ernst & Young will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from stockholders.

The following is a summary of the fees for professional services rendered by Ernst & Young for the fiscal years ended November 27, 2004 and November 29, 2003:

	Fees	
Fee category	Fiscal 2004	Fiscal 2003
Audit fees	$1,549,800	$334,800
Audit-related fees	765,414	—
Tax fees	361,202	196,000
All other fees	—	—
Total fees	$2,676,416	$530,800

Audit fees. Audit fees represent fees for professional services performed by Ernst & Young for the audit of our annual financial statements and the review of our quarterly financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements. For fiscal 2004, these services included Ernst & Young's examination and evaluation of our firm's internal controls in response to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. Also for fiscal 2004, Ernst & Young performed services in connection with our convertible note offering in August 2004, including the review of our offering memorandum and the related resale registration statement on Form S-3, and the issuance of a "comfort letter" to the initial purchasers of the offering. For fiscal 2003, these services included services performed by Ernst & Young in connection with our public offering in August 2003, including the review of our registration statement on Form S-3 and the related prospectus and the issuance of a "comfort letter" to the underwriters of the offering.

Audit-related fees. Audit-related fees represent fees for assurance and related services performed by Ernst & Young that are reasonably related to the performance of the audit or review of our financial statements. For fiscal 2004, these services include due diligence related to potential mergers and acquisitions and review of post-closing adjustments for our acquisition of InteCap.

Tax fees. Tax fees represent fees for professional services performed by Ernst & Young with respect to tax compliance, tax advice and tax planning. These services include assistance with the preparation of federal, state, and foreign income tax returns.

All other fees. Ernst & Young did not perform any services other than the services described above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage Ernst & Young to provide those services. However, the audit committee has delegated to the chairman of the audit committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of the auditor. The chairman of the audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage Ernst & Young to provide any specified services with only an obligation to notify the audit committee of the engagement for those services. None of the services provided by Ernst & Young for fiscal 2003 or fiscal 2004 was obtained in reliance on the waiver of the pre-approval requirement afforded in SEC regulations.

NOTICE OF AMENDMENTS TO BY-LAWS

On January 20, 2005, our board of directors voted to amend and restate our by-laws, primarily to implement certain provisions of the Massachusetts Business Corporation Act, enacted as Chapter 156D of the Massachusetts General Laws, which became effective on July 1, 2004. Prior to July 1, 2004, we were subject to the provisions of the Massachusetts Business Corporation Law, which is Chapter 156B of the Massachusetts General Laws.

The changes to our by-laws include the following:

- We amended Section 3.3 of our by-laws to give our board the power to authorize shareholders to participate in shareholder meetings by means of remote communications.

- We added a new Section 3.9 to our by-laws to address the authority of shareholders to submit a vote, consent, waiver, proxy appointment or other action by electronic transmission, rather than in writing.

- We amended Section 3.10 of our by-laws (now designated as Section 3.11) to permit shareholders to appoint proxies for a period longer than six months and otherwise to address the requirements relating to the appointment of proxies under the new act.

- We amended Section 4.9 of our by-laws to permit our board to take action by means of electronic transmission.

- We amended Section 4.11 of our by-laws to provide that directors may participate in shareholder meetings by means of a conference telephone or similar communications equipment.

- We added a new Section 4.12 to our by-laws to reflect standards and procedures contained in the new act regarding conflicts of interest involving directors.

- We amended Section 7.1 of our by-laws to permit our board to issue shares for additional types of consideration authorized by the new act.

- We amended Section 7.6 of our by-laws to give our board the flexibility to set a record date seventy days before an event, rather than the previously authorized sixty days. We also amended this section to require the board, in accordance with the new act, to set a new record date if a meeting of shareholders is adjourned to a date more than 120 days after the original date of the meeting.

- We added Sections 8.11 and 8.12 to our by-laws with respect to indemnification and advancement of expenses. These provisions are intended to follow the procedures set forth in the new act and generally to provide the maximum indemnification and advancement of expenses permitted by the new act.

- In addition, we made certain other changes to conform our by-laws to the provisions of the new act. For example, the new act generally uses the terms "share" and "shareholder" instead of "stock" and "stockholder," and the new act changed the title of "clerk" to "secretary." We use this new statutory terminology throughout our amended by-laws.

The amendments to our by-laws took effect immediately upon adoption. The descriptions of the provisions of the amended and restated by-laws contained in this report are qualified in their entirety by reference to the full text of the amended and restated by-laws available through the Investor Relations page of our website at www.crai.com.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent stockholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during fiscal 2004 and Forms 5 and amendments thereto furnished to us with respect to fiscal 2004, or written representations that Form 5 was not required for fiscal 2004, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were fulfilled in a timely manner.

STOCKHOLDER PROPOSALS

Stockholder proposals for inclusion in our proxy materials relating to our 2006 annual meeting of stockholders must be received by us at our executive offices no later than December 9, 2005 or, if the date of that meeting is more than 30 calendar days before or after May 6, 2006, a reasonable time before we begin to print and mail our proxy materials with respect to that meeting.

In addition, our by-laws provide that a stockholder desiring to bring business before any meeting of stockholders or to nominate any person for election to the board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting and must provide specific information about the stockholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold our 2006 annual meeting before April 21, 2006, and if we give less than 70 days' notice or prior public disclosure of the date of that meeting, then the stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the meeting and (2) the day on which we publicly disclosed the date of the special meeting. Currently, in order to bring an item of business before the 2006 annual meeting in accordance with our by-laws, a stockholder must deliver the requisite notice of that item of business to us between January 21, 2006 and February 20, 2006.

AVAILABLE INFORMATION

Stockholders of record on March 7, 2005 will receive a proxy statement and our annual report to stockholders, which contains detailed financial information about our firm. The annual report is not incorporated herein and is not deemed a part of this proxy statement.



DETACH HERE ZCRVC2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHARLES RIVER ASSOCIATES INCORPORATED. THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH PROPOSAL.

CHARLES RIVER ASSOCIATES INCORPORATED

Proxy for Annual Meeting of Stockholders
to be held on May 6, 2005

The undersigned stockholder of Charles River Associates Incorporated ("CRA"), revoking all prior proxies, hereby appoints James C. Burrows and J. Phillip Cooper, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA which the undersigned is entitled to vote at the Annual Meeting of Stockholders of CRA, to be held at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts, on Friday, May 6, 2005, beginning at 10:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Annual Meeting dated March 28, 2005 and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

SEE REVERSE SIDE **CONTINUED AND TO BE SIGNED ON REVERSE SIDE** **SEE REVERSE SIDE**

**CHARLES RIVER ASSOCIATES
INCORPORATED
C/O EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 8694
EDISON, NJ 08818-8694**

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL   ZCRVC1

☒ **Please mark
votes as in
this example.**

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN THE PROPOSAL OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

1.   Election of Class I Directors.
       Nominees: (01) William F. Concannon, (02) Rowland T. Moriarty, and (03) Steven C. Salop.

**FOR
ALL
NOMINEES** ☐   ☐ **WITHHELD
FROM ALL
NOMINEES**

☐ _____
     For all nominees except as noted above

2. To amend CRA's Articles   **FOR**   **AGAINST ABSTAIN**   MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT   ☐
of Organization to change   ☐   ☐   ☐
our name to CRA   MARK HERE IF YOU PLAN TO ATTEND THE MEETING   ☐
International, Inc.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.

Please sign exactly as name(s) appears on stock certificate. If shares are held as joint tenants, both should sign. If stockholder is a corporation, please sign full corporate name by president or other authorized officer and, if a partnership, please sign in full partnership name by an authorized partner or other person. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:_____ Date:_____ Signature:_____ Date:_____